SEC MAIL PROCESSING SECTION
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SECUR 11019112 SSION

X Reg 318

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 12/31/2010

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

STANDARD CREDIT SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
75 PARK PLACE, 4TH FLOOR
(No. and Street)

NEW YORK,	**NEW YORK**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUDITH A. RICCIARDI **(212) 791-4500**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

mc

OATH OR AFFIRMATION

I, **Judith A. Ricciardi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Standard Credit Securities Inc.**, as of **December 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)

Statement of Financial Condition

December 31, 2010

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Standard Credit Securities, Inc.

We have audited the accompanying statement of financial condition of Standard Credit Securities, Inc. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard Credit Securities, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2011

A member firm of Ernst & Young Global Limited

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	7,028,753
Commissions receivable		1,008,425
Deposit at clearing broker		100,000
Deferred tax asset		110,825
Total assets	$	8,248,003
Liabilities and stockholder's equity		
Liabilities:		
Accrued expenses	$	269,162
Due to affiliates		725,023
Total liabilities		994,185
Total stockholder's equity		7,253,818
Total liabilities and stockholder's equity	$	8,248,003

The accompanying notes are an integral part of this statement of financial condition.

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2010

1. Organization

Standard Credit Securities, Inc. ("SCS" or the "Company") is a Delaware corporation and a wholly-owned subsidiary of Standard Credit Holdings, Inc., a wholly-owned subsidiary of Tradition (North America), Inc. ("TNA"), which is, in turn, a wholly-owned subsidiary of Compagnie Financière Tradition, a company organized in Switzerland.

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). SCS is an inter-dealer broker of corporate fixed income securities. All transactions are cleared through Pershing, LLC (the "Clearing Broker").

2. Significant Accounting Policies

Basis of Accounting

The Company's statement of financial condition has been prepared in accordance with U.S generally accepted accounting principles ("GAAP") and are expressed in U.S. Dollars.

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers commercial paper, which maintains a net asset value of $1.00, and other highly liquid investments with original maturities of three months or less when purchased as cash equivalents.

2. Significant Accounting Policies (continued)

Deposit at Clearing Broker

Cash on deposit with the Clearing Broker represents the minimum balance required to be maintained in order to utilize clearing services. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the Clearing Broker if the minimum cash or security balance on deposit is not maintained.

Income Taxes

The Company accounts for income taxes under Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is "more-likely-than-not" that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

3. Related Party Transactions

TNA and an affiliate provide various services to the Company under a space sharing agreement and, in turn, charge an administration fee. The administration fee is allocated proportionately based on the percentage of revenue generated by SCS and an affiliate. Due to affiliates on the statement of financial condition includes $575,218 under this arrangement, as well as the current month's income tax allocation.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company elected to compute its net capital under the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, of $250,000.

4. Net Capital Requirements (continued)

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2010, the Company had net capital of $6,965,721, which was $6,715,721 in excess of its required net capital of $250,000. The Company took a $140,575 haircut on its cash equivalents balance at JPMorgan Chase which is swept nightly into a commercial paper investment.

The Company does not carry the accounts of customers and, accordingly, is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

5. Concentration of Credit Risk

At December 31, 2010, the financial instrument that potentially subjects the Company to concentration of credit risk is cash of $7,028,753, which is invested in commercial paper. The entire balance is on deposit with a major financial institution and is insured up to $250,000 by the FDIC.

Commissions receivable represent amounts due from the Clearing Broker. At December 31, 2010, the entire balance of commissions receivable is concentrated with the Clearing Broker. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company's policy is to monitor the credit standing of each counterparty with which it conducts business.

6. Guarantees

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from customer accounts introduced by the Company. At December 31, 2010, there were no customer balances maintained by the Clearing Broker and therefore, no balances were subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

7. Deposit at Clearing Broker

The Company is required to maintain a deposit at its Clearing Broker in order to conduct its business. At December 31, 2010, the deposit at the Clearing Broker consisted of cash of $100,000.

8. Financial Instruments

The Company values financial assets and liabilities at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures*. As of December 31, 2010, there were no financial assets or liabilities measured at fair value.

9. Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by ASC 740. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the federal and combined state and local income tax returns of TNA.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the net deferred tax asset of $110,825, which is primarily due to a litigation accrual, at December 31, 2010 is reflected in the statement of financial condition. The deferred tax asset at December 31, 2010 is reflected without reduction for a valuation allowance. The principal reasons for the difference between the Company's effective income tax rate and the statutory federal income tax rate relates to state and local taxes.

ASC 740-10, *Accounting for Uncertainty in Income Taxes* ("ASC 740-10"), provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10 requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. As of and during the year ended December 31, 2010, the Company did not have any liabilities related to uncertain tax positions. As of December 31, 2010, TNA's tax returns for 2007 through 2009 are subject to examination by tax authorities.

10. Contingencies

The Company has been named a defendant in certain lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, in the opinion of management such litigation will not, in the aggregate, have a material adverse effect on the Company's financial condition.

11. Subsequent Events

The Company has evaluated subsequent events through the date this statement of financial condition was available to be issued and has noted no significant events since the date of the statement of financial condition.

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STATEMENT OF FINANCIAL CONDITION

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG